

April 23, 2009

Mail Stop 4561

By U.S. Mail and facsimile to (787) 759-8900

Mr. Jorge A. Junquera
Senior Executive Vice President and
Chief Financial Officer
Popular, Inc.
209 Munoz Rivera Avenue
Hato Rey, Puerto Rico 00918

> **Re:** **Popular Inc.**
> **Form 10-K for Fiscal Year Ended December 31, 2007**
> **Form 10-Q for Fiscal Quarters Ended March 31, 2008, June 30, 2008 and**
> **September 30, 2008**
> **File No. 0-13818**

Dear Mr. Junquera:

We have reviewed your response letter dated April 9, 2009 and have the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may also ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Exhibit 13.1, The Corporation's Annual Report to Shareholders for the year ended December 31, 2007

Financial Statements for the three-year period ended December 31, 2007

Note 23, Retained interests on transfers of financial assets, page 115

We have reviewed your response to comment 1 of our letter dated March 26, 2009 and we continue to believe that SFAS 140 does not provide guidance about recharacterization events related to prior failed sales as a result of subsequent management actions. The staff continues to believe that in order to remove financial assets from its balance sheet that were previously subject to a transfer that was characterized as a secured borrowing, substantive economic actions must be taken that indicate that the effective control over the assets has changed in a substantive manner. Thus we believe actions to limit the Company's ability to affect the actions of the trust must, in light of the company's history of past actions and the conditions existing at the recharacterization date, be considered substantive. We have considered your response and do not believe that the totality of the actions taken by the Company to remove the derivative and discretion provisions were substantive economic actions that limited your ability to affect the actions of the trust at the date of the recharacterization in a manner that was substantive, considering that the servicer has already an existing legal limit on its actions that confines them to actions that benefit the certificate holders. We have further considered the information you expressed on a telephone call on April 20, 2009, where you indicated that you believe the elimination of the "sole discretion" provisions limited the legal defense claims that you would have been able to assert had you been sued related to actions covered by the "sole discretion" provisions, and even after considering this additional information, we do not believe the totality of the actions taken by the Company are substantive actions that limited, or significantly changed, your ability to affect the actions of the trust.

As a result, we believe the Company should restate its financial statements for the years ended December 31, 2008 and 2007, and related affected interim periods to remove the effects of the recharacterization. Alternatively, if the Company believes that the correction of the errors is not material, the Company may provide a materiality analysis supporting their conclusion.

Closing Comments

        Please respond to these comments within 10 business days or tell us when you will provide us with a response. Please understand that we may have additional comments after reviewing your response to our comments.

        You may contact Edwin Adames, Senior Staff Accountant, at (202) 551-3447 or me at (202) 551-3423 if your have any questions regarding these comments.

                                        Sincerely,

                                        Amit Pande
                                        Accounting Branch Chief